                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                   LIBBEY INC.
                                (Name of Issuer)

                              LIBBEY INC. (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                    529898108
                      (CUSIP Number of Class of Securities)

                              ARTHUR H. SMITH, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                   LIBBEY INC.
                       300 MADISON AVENUE, P.O. BOX 10060
                               TOLEDO, OHIO 43604
                                 (419) 325-2100

       (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                          CHRISTOPHER D. LUEKING, ESQ.
                                LATHAM & WATKINS
                         233 S. WACKER DRIVE, SUITE 5800
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
      ----------------------                              ----------------------
            $39,750,000                                           $7,950

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,500,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $26.50 per share.

**       Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:   Not applicable.     Filing party: Not applicable.
         Form or Registration No.: Not applicable.     Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1

         [X] issuer tender offer subject to Rule 13e-4

         [ ] going private transaction subject to Rule 13e-3

         [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]




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
                  This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by Libbey Inc., a Delaware corporation ("Libbey"), to purchase up to 1,500,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value, at a price not greater than $26.50 nor less than $23.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Libbey's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii).

                  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, 6 and 11.

                  Items 1, 4, 6 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

                  (1) Footnote (1) included under the beneficial ownership table found on page 27 under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is amended by adding the following sentence to the end of this footnote:

                  The telephone number at this address is (419) 325-2100.

                  (2) The Summary of the Offer to Purchase is amended by deleting the sentence after the first bullet under the caption "Are there any conditions to the tender offer?" found on page 2 of the Offer to Purchase and replacing it with the following:

                  o No decrease in the price of our common stock of more than 10% measured from the close of trading on February 14, 2003, the last trading day prior to the commencement of the tender offer, and the close of trading on the last trading day prior to expiration of the tender offer shall have occurred.

                  (3) The Summary of the Offer to Purchase is amended by adding the following after the first bullet under the caption "Are there any conditions to the tender offer?" found on page 2 of the Offer to Purchase:

                  o No decline in the Dow Jones Industrial Average, the Nasdaq National Market Composite Index or the Standard & Poor's Index of 500 Industrial Companies in excess of 15% measured from the close of trading on February 14, 2003 shall have occurred.



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
                  (4) Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is amended by adding the following after the last paragraph under the subheading "Certain Effects of the Tender Offer":

                           Except as disclosed in this Offer to Purchase, we
                  currently have no plans, proposals or negotiations underway that relate to or would result in:

                  o any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

                  o any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole;

                  o any material change in our present Board of Directors or management or any plans or proposals to change the number or the terms of directors (although we may fill vacancies arising on the Board) or to change any material term of the employment contract of any executive officer;

                  o any material change in our present dividend policy, our capitalization, corporate structure or business;

                  o any class of our equity securities ceasing to be authorized to be quoted on the NYSE;

                  o any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

                  o the suspension of our obligation to file reports under Section 13 of the Exchange Act;

                  o the acquisition or disposition by any person of our securities; or

                  o any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

                  See Section 8, Section 9, Section 10 and Section 11.

                  (5) Section 1 ("Number of Shares; Proration") of the Offer to Purchase is amended by adding the following sentence prior to the last sentence in the third paragraph of such section found on page 9 of the Offer to Purchase:

                  We will announce by press release the single per share purchase price that we have selected to pay for shares properly tendered and not properly withdrawn as promptly as practicable after such determination has been made.


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
                  (6) The section entitled "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" found on page 17 of the Offer to Purchase is amended by adding the following sentence after the third sentence of such section:

                  In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders.

                  (7) The first paragraph under Section 7 ("Conditions of the Offer") of the Offer to Purchase found on page 21 is amended by deleting the parenthetical "(including any action or omission to act by us)" in the first sentence of such paragraph.

                  (8) The penultimate paragraph under Section 7 ("Conditions of the Offer") of the Offer to Purchase found on page 22 is amended by deleting the parenthetical "(including any action or omission to act by us)" found in the first sentence of such paragraph.

                  (9) The information set forth in subparagraph (2) under the first bullet point in Section 7 ("Conditions of the Offer") found on page 21 of the Offer to Purchase is amended by deleting the condition described in subparagraph (2) and replacing it with the following:

                  (2) in our reasonable judgment, could materially and adversely affect our and our subsidiaries' business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or materially impair our ability to repurchase up to 1,500,000 shares of our common stock in the tender offer;

                  (10) The information set forth in subparagraph (3) under the second bullet point in Section 7 ("Conditions of the Offer") found on page 21 of the Offer to Purchase is amended by deleting the condition described in subparagraph (3) and replacing it with the following:

                  (3) materially impair our ability to repurchase up to 1,500,000 shares of our common stock in the tender offer; or

                  (11) The information set forth in subparagraph (4) under the second bullet point in Section 7 ("Conditions of the Offer") found on page 21 of the Offer to Purchase is amended by deleting the condition described in subparagraph (4) and replacing it with the following:

                  (4) materially and adversely affect our and our subsidiaries' business, condition (financial or otherwise), income, operations or prospects, taken as a whole;

                  (12) The information set forth in Section 7 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting the condition described in subparagraph (5) found on page 22 under the third bullet of such section and replacing it with the following:

                  (5) any decrease in the market price of our common stock of more than 10% measured from the close of trading on February 14, 2003, the last trading day prior to the commencement of the tender offer, and the close of trading on the last trading day prior to the expiration of the tender offer or any changes in the general




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

                  political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our or our subsidiaries' business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares of our common stocks;

                  (13) The information set forth in Section 7 ("Conditions of the Offer") of the Offer to Purchase is amended by adding the following condition after subparagraph (5) found on page 22 under the third bullet of such section:

                  (6) any decline in the Dow Jones Industrial Average, the Nasdaq National Market Composite Index or the Standard & Poor's Index of 500 Industrial Companies in excess of 15% measured from the close of trading on February 14, 2003;

                  (14) Subparagraph (6) found on page 22 under the third bullet of Section 7 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting "(6)" and replacing it with "(7)".

                  (15) The second paragraph under the subheading "Incorporation by Reference" under Section 10 ("Certain Information Concerning Us") of the Offer to Purchase found on page 26 is amended by deleting such paragraph in its entirety and replacing it with the following sentence:

                  We incorporate by reference the above documents.

                  (16) The last paragraph under the subheading "Tax Return Disclosure and Investor List Requirements" under Section 13 ("Certain United States Federal Income Tax Consequences") of the Offer to Purchase found on page 34 is amended by deleting the first sentence of this paragraph in its entirety.

Letter of Transmittal

                  The Letter of Transmittal sent to all stockholders in connection with the offer is amended by deleting item (d) of the stockholder's representations and warranties found on page 4 of the Letter of Transmittal and replacing it with the following:

                  (d) the undersigned agrees to all of the terms of the tender offer.



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
                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2003                    LIBBEY INC.



                                         By: /s/ Kenneth A. Boerger
                                             -----------------------------------
                                             Name: Kenneth A. Boerger
                                             Title: Vice President and Treasurer